Exhibit 99.1

750 Alpine Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013 www.mediaring.com
MEDIARING LTD — COMPLETION OF DISPOSAL OF SHARES IN THE CAPITAL OF PACIFIC INTERNET LIMITED TO CONNECT HOLDINGS LIMITED

The Board of Directors of MediaRing Ltd (the “Company” or “MediaRing”) refers to its announcement on 6 June 2007 in relation to an irrevocable undertaking by the Company (the “Undertaking”) to accept the voluntary conditional general offer (the “Connect Tender Offer”) by Connect Holdings Limited (“Connect”) in respect of all the 4,056,163 issued ordinary shares (the “PacNet Shares”) in the capital of Pacific Internet Limited (“PacNet”) held by the Company (the “Disposal”), in consideration of Connect increasing the offer price to US$11.00 net in cash for each PacNet Share.
The Board wishes to announce that on 29 June 2007, the Company has received the payment of US$44,617,793 from Connect as the aggregate cash consideration for its acquisition from the Company of the 4,051,163 PacNet Shares. Upon completion of the Disposal, the Company has ceased to own any PacNet Shares.
BY ORDER OF THE BOARD
Khaw Kheng Joo
Director
29 June 2007